UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

David P. Oelman

Thomas G. Zentner

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Oak Valley Resources, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 39,207,076 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 39,207,076 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,207,076 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 63.41% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), (i) directly holds 33,956,524 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and an equivalent number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), which together are exchangeable for shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Earthstone and (ii) may be deemed to beneficially own 5,250,552 shares of Class A Common Stock pursuant to a Voting Agreement, dated as of May 9, 2017 (the “Voting Agreement”), by and among Earthstone, Bold, Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), and EnCap Investments, pursuant to which EnCap and Bold have agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them in accordance with the terms of the Voting Agreement. Pursuant to the Voting Agreement, the shares of Class B Common Stock covered by this item may be deemed to be beneficially owned by EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through its ownership of EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments”), pursuant to the Voting Agreement. On May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State and, consequently, ceased to be a party to the Voting Agreement. The Class A Common Stock, Class B Common Stock and EEH Units are collectively referred to herein as “Securities.” Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(2)	This calculation is based on a combined total of 61,827,780 shares of Class A Common Stock. This combined total consists of (a) 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report on Form 10-Q filed by Earthstone with the Securities and Exchange Commission (the “Commission”) on May 3, 2018 (the “Quarterly Report”), and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of EEH Units, and no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 82,782
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 82,782

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,782
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.30% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap V-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 65,539
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 65,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.24% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 316,937
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 316,937

11	Aggregate Amount Beneficially Owned by Each Reporting Person 316,937
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.14% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap VI-B Acquisitions, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 173,486
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 173,486

11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,486
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.62% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,611,808
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,611,808

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,611,808
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.55% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 39,207,076 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 39,207,076 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,207,076 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 63.41% (2)
14	Type of Reporting Person PN

(1)	EnCap Fund IX owns 100% of the membership interests of Bold. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	This calculation is based on a combined total of 61,827,780 shares of Class A Common Stock. This combined total consists of (a) 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report, and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of EEH Units, and no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC (1)
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 39,207,076 (2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 39,207,076 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,207,076 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 63.41% (3)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Effective April 6, 2017, EnCap Partners LLC, a Delaware limited liability company, was converted into a Delaware limited partnership with the name “EnCap Partners, LP” (“EnCap Partners”). In connection with the conversion, EnCap Partners GP was formed as the sole general partner of EnCap Partners. EnCap Partners GP replaces EnCap Partners as a reporting person and joint filer.
(2)	EnCap Partners GP, which is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments, which is the general partner of EnCap Equity Fund V GP, L.P., EnCap Equity Fund VI GP, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity Fund IX GP, L.P, which are the general partners of EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”), EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), respectively. Additionally, EnCap Equity Fund VI GP, L.P. is the general partner of EnCap Energy Capital Fund VI-B, L.P., which is the sole member of EnCap VI-B Acquisitions GP, LLC, which is the general partner of EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B”). EnCap Fund V GP is also the general partner of EnCap Energy Capital Fund V-B, L.P., which is the sole member of EnCap V-B Acquisitions GP, LLC, which is the general partner of EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B” and, together with EnCap Fund V, EnCap Fund VI, EnCap Fund VII, EnCap Fund IX and EnCap Fund VI-B, the “Class A Funds”). Therefore, EnCap Partners GP, through its direct and indirect ownership of Bold and the Class A Funds, may be deemed to share the right to direct the disposition of the reported Securities. Further, EnCap Partners GP, through its ownership of EnCap Investments, may be deemed to beneficially own and share the right to direct the vote of the Securities pursuant to the Voting Agreement. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(3)	This calculation is based on a combined total of 61,827,780 shares of Class A Common Stock. This combined total consists of (a) 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report, and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of EEH Units, and no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014, and as amended by Amendment No. 1 filed on November 16, 2016 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”).

On May 9, 2017, Earthstone recapitalized all of its common stock, $0.001 par value per share (the “Common Stock”), into two classes – Class A Common Stock and Class B common stock, $0.001 par value per share (the “Class B Common Stock”), and all of the Earthstone’s existing outstanding Common Stock was automatically converted on a one-for-one basis for Class A Common Stock (the “Recapitalization”).

On May 9, 2017, Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), received 36,070,828 shares of Class B Common Stock as part of the closing of the Contribution Agreement dated as of November 7, 2016, and as amended on March 21, 2017 (the “Contribution Agreement”), by and among Earthstone, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), Lynden USA Inc., a Utah corporation and wholly owned subsidiary of Earthstone (“Lynden”), Lynden USA Operating, LLC, a Texas limited liability company and wholly owned subsidiary of Lynden (“Lynden Sub”), Bold, and Bold Energy III LLC, a Texas limited liability company (“Bold Sub”).

On May 16, 2017, Oak Valley made a pro rata distribution of the securities of Earthstone to all of its members (the “Distribution”). As a result of the Distribution, (i) EnCap Energy Capital Fund VII, L.P., a member of Oak Valley, received 4,611,808 shares of Class A Common Stock, (ii) EnCap Energy Capital Fund VI, L.P., a member of Oak Valley, received 316,937 shares of Class A Common Stock, (iii) EnCap VI-B Acquisitions, L.P., a member of Oak Valley, received 173,486 shares of Class A Common Stock, (iv) EnCap Energy Capital Fund V, L.P., a member of Oak Valley, received 82,782 shares of Class A Common Stock and (v) EnCap V-B Acquisitions, L.P., a member of Oak Valley, received 65,539 shares of Class A Common Stock. Subsequently, on May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State.

On May 18, 2017, Bold distributed 1,464,034 membership interests of EEH (“EEH Units”) and 1,464,034 shares of Class B Common Stock to certain of its members for no consideration (the “2017 Redemption”).

On June 1, 2018, Bold entered into a Redemption Agreement (the “Redemption Agreement”) with Bold Energy Management III LLC, a Texas limited liability company (“Bold Management”). In connection with the closing of the transactions contemplated by the Redemption Agreement, Bold redeemed all of the Class C Units of Bold held by Bold Management in exchange for the distribution to Bold Management of 650,000 EEH Units and 650,000 shares of Class B Common Stock, and following such redemption Bold canceled all of the outstanding Class C Units of Bold (the foregoing transactions, collectively, the “2018 Redemption” and, together with the 2017 Redemption, the “Bold Redemptions”).

This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). The principal executive offices of Earthstone are located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), EnCap Energy Capital Fund V, L.P. (“EnCap Fund V”), EnCap Energy Capital Fund VI, L.P. (“EnCap Fund VI”), EnCap VI-B Acquisitions, L.P. (“EnCap Fund VI-B”), EnCap V-B Acquisitions, L.P. (“EnCap Fund V-B”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”), and EnCap Energy Capital Fund IX, L.P., each a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund V, EnCap Fund V-B, EnCap Fund VI, EnCap Fund VI-B and EnCap Fund VII, the “EnCap Funds”). Bold, the EnCap Funds and EnCap Partners GP (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of Bold is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal business of Bold is its investment in the securities of Earthstone. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The address of the principal office of the EnCap Entities (other than Bold) is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Information regarding the executive officers, managers or other control persons of Bold, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

During the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

See Item 4 below.

The shares of Class B common stock, $0.001 par value per share (the “Class B Common Stock”), of Earthstone to which this Schedule 13D relates were purchased by Bold at the Closing (as defined below) on May 9, 2017 for $36,071. Bold utilized cash for this purchase. No funds were expended in connection with the Bold Redemptions (as such term is defined below).

On June 21, 2016, Oak Valley Resources, LLC (“Oak Valley”) purchased 38,000 shares of common stock, $0.001 par value per share, of Earthstone (“Common Stock”), at the public offering price of $10.50 per share pursuant to a public offering by Earthstone. Oak Valley utilized cash for this purchase. On May 9, 2017, each share of Common Stock was recapitalized into one share of Class A Common Stock in connection with the Closing (as such term is defined below).

On May 9, 2017, Bold received 36,070,828 shares of Class B Common Stock in connection with the closing of the transactions contemplated by the Contribution Agreement dated as of November 7, 2016, and as amended on March 21, 2017 (the “First Amendment”) (collectively, the “Contribution Agreement”), by and among Earthstone, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), Lynden USA Inc., a Utah corporation and wholly owned subsidiary of Earthstone (“Lynden”), Lynden USA Operating, LLC, a Texas limited liability company and wholly owned subsidiary of Lynden (“Lynden Sub”), Bold and Bold Energy III LLC, a Texas limited liability company (“Bold Sub”).

On May 16, 2017, Oak Valley made a pro rata distribution of the securities of Earthstone to all of its members (the “Distribution”). As a result of the Distribution, (i) EnCap Fund VII received 4,611,808 shares of Class A Common Stock, (ii) EnCap Fund VI received 316,937 shares of Class A Common Stock, (iii) EnCap Fund VI-B received 173,486 shares of Class A Common Stock, (iv) EnCap Fund V received 82,782 shares of Class A Common Stock and (v) EnCap Fund V-B received 65,539 shares of Class A Common Stock. No funds were expended in connection with the Distribution.

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

Contribution Agreement

On May 9, 2017, Earthstone closed certain transactions structured in a manner known as an “Up-C” (the “Contribution”) under the Contribution Agreement. Earthstone, Bold and Bold Sub are each affiliates of funds controlled by EnCap Partners GP.

In connection with the closing of the transactions contemplated by the Contribution Agreement (the “Closing”), (i) Earthstone recapitalized its Common Stock into two classes – Class A Common Stock and Class B Common Stock, (ii) all of Earthstone’s existing outstanding Common Stock was converted into Class A Common Stock pursuant to the Third Amended and Restated Certificate of Incorporation of Earthstone, (iii) Bold purchased 36,070,828 shares of Class B Common Stock for nominal consideration, with the Class B Common Stock having no economic rights in Earthstone but having voting rights on a pari passu basis with the Class A Common Stock and (iv) EEH issued 16,423,849 of its membership units (“EEH Units”) to Earthstone and 5,865,328 EEH Units to Lynden, or 22,289,177 EEH Units in the aggregate, and 36,070,828 EEH Units to Bold in exchange for each of Earthstone, Lynden and Bold transferring all of their assets to EEH. Each EEH Unit held by Bold, together with one share of Class B Common Stock issued to Bold, are convertible, at the holders’ election, into Class A Common Stock on a one-for-one basis. Upon the Closing, Earthstone began conducting the combined business activities through EEH, with Earthstone as its sole managing member.

Registration Rights Agreement

At the Closing and as required by the Contribution Agreement, Earthstone entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Bold pursuant to which Earthstone agreed to register, at its cost, with the Securities and Exchange Commission (the “Commission”), the resale of the Class A Common Stock to be issued to holders of EEH Units and Class B Common Stock (such holders, the “Selling Stockholders”) upon the exchange with Earthstone, subject to the terms and conditions set forth therein. Pursuant to the Registration Rights Agreement, Earthstone filed a shelf registration statement on Form S-3 (File No. 333-218277) with the Commission on May 26, 2017 (as amended by Amendment No. 1 thereto filed on October 11, 2017, the “Shelf Registration Statement”), which was declared effective on October 18, 2017. In addition, the Selling Stockholders have (i) the right to demand that Earthstone register shares of their Class A Common Stock for sale in registered underwritten offerings, subject to certain limitations, and (ii) piggyback rights to register the shares of Class A Common Stock held by them in other registered underwritten offerings of equity securities conducted by Earthstone.

Voting Agreement

On May 9, 2017, in connection with the Closing, Earthstone, Bold, Oak Valley and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments” and collectively with Bold and Oak Valley, the “Stockholders”) entered into a voting agreement (the “Voting Agreement”), pursuant to which EnCap, Oak Valley and Bold agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them (the

“Voting Agreement Shares”) in favor of any action, or take any action that would in any way alter the composition of Earthstone’s board of directors from its composition immediately following the Closing as long as the Voting Agreement is in effect. Immediately following the Closing, Earthstone’s board of directors was increased to nine members from eight members, four of which were designated by EnCap Investments, three of which are independent (the “Independent Directors”), and two of which are members of Earthstone’s management, including Earthstone’s Chief Executive Officer (the “Earthstone Designated Directors” and, together with the Independent Directors, the “Non-EnCap Designated Directors”). At any time during the effectiveness of the Voting Agreement during which EnCap Investments’ collective ownership of Earthstone exceeds 50% of the total issued and outstanding voting stock, EnCap Investments may remove and replace one Non-EnCap Designated Director, and his or her successors. Any such removal and replacement will be conducted in accordance with the provisions of the certificate of incorporation and bylaws of Earthstone then in effect. The Voting Agreement terminates on the earlier of (i) May 9, 2022 and (ii) the date upon which EnCap Investments, Oak Valley and Bold collectively own, of record and beneficially, less than 20% of Earthstone’s outstanding voting stock. As of May 16, 2017, Oak Valley did not hold any outstanding voting stock of Earthstone.

Oak Valley Distribution

On May 16, 2017, Oak Valley completed the Distribution. As a result of the Distribution, (i) EnCap Fund VII received 4,611,808 shares of Class A Common Stock, (ii) EnCap Fund VI received 316,937 shares of Class A Common Stock, (iii) EnCap Fund VI-B received 173,486 shares of Class A Common Stock, (iv) EnCap Fund V received 82,782 shares of Class A Common Stock and (v) EnCap Fund V-B received 65,539 shares of Class A Common Stock.

Bold Redemptions

On May 18, 2017, in connection with the Closing and in accordance with the Amended and Restated Limited Liability Company Agreement of Bold, dated as of May 9, 2017, Bold (a) redeemed (i) all of the Class B Units of Bold held by Bold Energy Management III LLC, a Texas limited liability company (“Bold Management”), in exchange for the distribution of 1,246,375 EEH Units and 1,246,375 shares of Class B Common Stock to Bold Management and (ii) all of the Class B Units of Bold held by Bold Energy Management Holdings III LLC, a Texas limited liability company (“Bold Management Holdings”), in exchange for the distribution of 217,929 of EEH Units and 217,929 shares of Class B Common Stock to Bold Management Holdings and (b) following such redemption and distribution, canceled all of the outstanding Class B Units of Bold (the foregoing transactions, collectively, the “2017 Redemption”).

On June 1, 2018, Bold entered into a Redemption Agreement (the “Redemption Agreement”) with Bold Energy Management III LLC, a Texas limited liability company (“Bold Management”). In connection with the closing of the transactions contemplated by the Redemption Agreement, Bold redeemed all of the Class C Units of Bold held by Bold Management in exchange for the distribution to Bold Management of 650,000 EEH Units and 650,000 shares of Class B Common Stock, and following such redemption Bold canceled all of the outstanding Class C Units of Bold (the foregoing transactions, collectively, the “2018 Redemption” and, together with the 2017 Redemption, the “Bold Redemptions”).

The foregoing descriptions of the Contribution Agreement, the First Amendment, the Registration Rights Agreement, the Voting Agreement and the Redemption Agreement do not purport to be complete and are qualified in their entirety by reference to the Contribution Agreement, the Registration Rights Agreement, the Voting Agreement and the Redemption Agreement, which are attached hereto as Exhibit 2.1, Exhibit 2.2, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), EnCap Partners GP, through its direct and indirect ownership of the EnCap Funds may be deemed to share the right to direct the vote or the disposition of the Class A Common Stock, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Class A Common Stock held by the EnCap Funds. The shares held by the EnCap Funds represent approximately 63.41% of the outstanding shares of Class A Common Stock (a combined total of 61,827,780 shares of Class A Common Stock consisting of (a) 27,871,256 shares of Class A Common Stock outstanding as of April 26, 2018, as reported in the Quarterly Report on Form 10-Q filed by Earthstone with the Commission on May 3, 2018 and (b) 33,956,524 shares of Class B Common Stock held by Bold, assuming that such shares of Class B Common Stock, along with an equivalent number of EEH Units (and no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reported Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B, or Schedule C, attached hereto, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) On May 16, 2017, Oak Valley ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Earthstone, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Earthstone.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement dated June 18, 2018.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on November 8, 2016).

Exhibit No.	Description of Exhibit

2.2	First Amendment to the Contribution Agreement dated March 21, 2017 by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC, and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on March 23, 2017).

10.1	Registration Rights Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., Bold Energy Holdings, LLC and the other persons parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.2	Voting Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., EnCap Investments L.P., Oak Valley Resources, LLC and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.3	Redemption Agreement dated June 1, 2018, by and between Bold Energy Holdings, LLC and Bold Energy Management III LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund V, L.P.

By:	EnCap Equity Fund V GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap V-B Acquisitions, L.P.

By:	EnCap V-B Acquisitions GP, LLC,
its general partner

By:	EnCap Energy Capital Fund V-B, L.P.,
its sole member

By:	EnCap Equity Fund V GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap VI-B Acquisitions, L.P.

By:	EnCap VI-B Acquisitions GP, LLC,
its general partner

By:	EnCap Energy Capital Fund VI-B, L.P.,
its sole member

By:	EnCap Equity Fund VI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VI, L.P.

By:	EnCap Equity Fund VI GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

EnCap Partners GP, LLC

By:	/s/ Robert L. Zorich
Name:	Robert L. Zorich
Title:	Managing Partner

Schedule A

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund V IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund V GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund V, L.P. and EnCap Energy Capital Fund V-B, L.P.	n/a	n/a

EnCap V-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap V-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund V-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap V-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VI GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VI, L.P. and EnCap Energy Capital Fund VI-B, L.P.	n/a	n/a

EnCap VI-B Acquisitions GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap VI-B Acquisitions, L.P.	n/a	n/a

EnCap Energy Capital Fund VI-B, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap VI-B Acquisitions GP, LLC	n/a	n/a

EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

General Partner of EnCap Equity Fund V GP, L.P., EnCap V-B Acquisitions, L.P., EnCap Equity Fund VI GP, L.P., EnCap VI-B Acquisitions, L.P., EnCap Equity Fund VII GP, L.P. and EnCap Equity

Fund IX GP, L.P.

		n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

B-1

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

B-2

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

EnCap Partners GP:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

C-1